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Sophia Hudson, P.C.	United States
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December 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman

Kate Tillan

Jason L. Drory

Christine Westbrook

Re:    Pharvaris B.V.

  Draft Registration Statement on Form F-1

  Submitted November 12, 2020

  CIK No. 0001830487

Dear Ms. Sherman, Ms. Tillan, Mr. Drory and Ms. Westbrook:

On behalf of our client, Pharvaris B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated December 9, 2020, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-1 confidentially submitted by the Company on November 12, 2020 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting an amendment to the Draft Registration

Beijing    Boston    Chicago    Dallas    Hong Kong     Houston    London    Los Angeles    Munich    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

Statement (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form F-1 submitted 12, 2020

Market and Industry Data, page ii

1.

Staff’s comment: Your statement that you have not independently verified third-party market and industry information may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statement or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page iii of the Amendment.

Prospectus Summary

Overview, page 1

2.

Staff’s comment: Here and elsewhere throughout your prospectus you refer to your product candidate, PHA121, as being “highly potent,” “a potent antagonist” and a “potent and selective treatment for acute HAE.” Given the stage of your product development, it appears premature to describe your product candidates as potent, which implies they are effective. Similarly, we note your reference to your product candidates’ “anticipated therapeutic profile.” Please revise your disclosure to remove such statements throughout your prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 93 of the Amendment to provide the specific context and support for these statements. The Company respectfully advises the Staff that PHA121, as being “highly potent,” “a potent antagonist” and a “potent and selective treatment for acute HAE” is supported by the Company’s data from pre-clinical studies and clinical trials.

In addition, in response to the Staff’s comment the Company revised the disclosure on pages 1, 79 and 93 to remove references to “anticipated therapeutic profile.”

3.

Staff’s comment: We refer to the comparisons here and elsewhere in your prospectus where you state that: “PHA121 was shown to be consistently 25-fold more potent than icatibant on a molar basis,” “more potent than icatibant,” “observed greater potency for PHA121

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

compared to icatibant,” and “observed that PHA121 was more potent in blocking the effects of BK in humans than icatibant, when comparing the PHA121 results of the trial to published data on icatibant.” Please remove these comparisons as they do not appear to be based on a head-to-head studies or tell us why you believe such comparisons are appropriate.

Response: The Company respectfully advises the Staff that the comparisons are appropriate because the comparisons are based on BK-challenge data for each of PHA121 and icatibant from clinical trials that followed a similar design and assessed the same target. We note that the Company has revised the disclosure on pages 2 and 93 to clarify the nature of the comparisons.

4.

Staff’s comment: We note your disclosure in this section and in the Business section that you plan to initiate a “pivotal” trial in the on-demand setting following your planned RAPIDe-1 trial. Please revise the disclosure in these sections to make it clear that even if you receive positive data from RAPIDe-1 trial, the U.S. Food and Drug Administration (FDA) or other regulators may require you to conduct additional trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 94 and 110 of the Amendment.

5.

Staff’s comment: Please place your discussion of the bradykinin challenge in appropriate context with reference to your limited trial data to date and indicate that you have not yet conducted a Phase 2 study. Additionally, we note your disclosure on page 3 that you expect your planned trials of PHVS416 and PHVS719 will support a regulatory application for PHVS719 in prophylaxis for HAE. Please remove this disclosure as it is premature and speculative given the current stage of development.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 94, 95 and 111 of the Amendment.

Differentiation of PHA121, page 3

6.

Staff’s comment: We note your statements here and throughout your document that your product candidates are designed or have the potential to be “best-in-class.” This term suggests that the product candidate is effective and likely to be approved. Please delete these references throughout your registration statement. If your use of this term was intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4 and 95 of the Amendment.

Our Pipeline, page 4

7.

Staff’s comment: Please revise the pipeline table on page 4, which also appears on page 91, so that it reflects the current status of your product candidates. For example, we note your disclosure on page 97 that you still have ongoing and planned Phase 1 studies for your product candidate, such that it does not appear that you have completed Phase 1 Studies. In addition, we note your disclosure on page 103 that you plan to conduct a Phase 1 bridging study in 2021 for PHVS719 and that you only have a “prototype formulation for extended release.” Accordingly, please remove the dashed box from your pipeline chart for PHVS719.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is moving into Phase 2 clinical development of PHVS416, notwithstanding that a Phase 1 clinical trial is ongoing and a Phase 1 bridging study is planned for the future. The Phase 1 clinical trials completed to-date are sufficient to move into Phase 2. Therefore, it is appropriate for the pipeline table to show the Phase 1 box for PHVS416 to be fully shaded. With respect to PHVS719, the Company respectfully advises the staff that because the underlying active pharmaceutical ingredient is PHA121, the Company plans to rely on the Phase 1 clinical trials conducted to-date to commence a Phase 2 clinical trial in the prophylactic setting, as noted in the table, initially with PHVS416. Therefore, no additional clinical trials are required to be completed prior to advancing into Phase 2 development in the prophylactic setting.

Recent Developments

COVID-19, page 6

8.

Staff’s comment: We note your disclosure that the COVID-19 pandemic caused you to experience a delay in enrollment in your Phase 1 study of PHA121. Please revise to discuss in greater detail the extent of the delay and also disclose if any of your other clinical trials have been affected. Please also revise any associated risk factors to specifically discuss the impact COVID-19 has actually had on your clinical trials to date given the amount of time that has passed since the initial outbreak.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 21 and 80 of the Amendment. The Company also advises the Staff that the Company experienced an approximate two-month delay in starting the enrollment of its Phase 1 multiple ascending dose study of PHA121, but the study was ultimately completed on time to support the further development of prophylactic indication.

Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer, page 9

9.

Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 14

10.

Staff’s comment: Please update your risk factor disclosure by relocating risks that could apply generally to any company or offering of securities to the end of the risk factor section under the caption “General Risk Factors.” Refer to Item 105 of Regulation S-K and SEC Release Nos. 33-10825; 34-89670.

Response: In response to the Staff’s comment, the Company has relocated certain risks that could apply generally to any company or offering of securities on pages 63-66 of the Amendment.

Use of Proceeds, page 67

11.

Staff’s comment: We note your disclosure that you intend to use a portion of the net proceeds to fund the clinical development of PHVS416 and PHVS719. Please revise to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. In this regard, we note that you have a number of clinical trials planned for the associated product candidates. Also, to the extent material amounts of other funds are necessary to accomplish your specified purposes, state the amounts of such other funds and the sources thereof.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amendment. The Company respectfully advises the Staff it will specify how far in the clinical development of the associated product candidates it expects to reach with the net proceeds once it has an estimate of the anticipated proceeds from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates and Judgments Share-Based Payments, page 85

12.

Staff’s comment: Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information when the estimated offering price range has been determined.

Business

Current Treatments and Their Limitations, page 94

13.

Staff’s comment: We note your disclosure that “four other angioedema-specific oral medications for acute, as well as prophylactic, use are in clinical development.” Please provide additional disclosure about these potential competitors, including the stage of development.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amendment.

PHA121

Overview, page 95

14.

Staff’s comment: We note your statement here that “PHA121 showed efficacy and clear dose-dependent activity.” You also state on page 97 that, “PHA121 was safe and well tolerated when administered orally up to single doses of 22 mg.” Please revise these and all similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

Response: In response to the Staff’s comment, the Company has deleted all such references and has revised the disclosure on pages 6, 97, 101 and 104 of the Amendment.

15.

Staff’s comment: We note your disclosure that “PHA121 demonstrated longer duration and faster onset of activity than injected icatibant in the same study.” Please expand your disclosure to describe the icatibant study, including who completed the study, how the 0.6 mg/kg dose of icatibant compares to the doses depicted in PHA121, and discuss the vehicle in the icatibant study. To the extent the icatibant study is not a head-to-head study please remove this disclosure or tell us why you believe your comparison is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amendment to include additional details regarding the icatibant bradykinin study, which has been demonstrated to correlate well with the efficacy assessment of icatibant in the treatment of acute HAE attacks. The Company respectfully advises the Staff that the comparisons to icatibant are appropriate because the comparisons are based on BK-challenge data from both PHA121 and icatibant clinical trials that followed a similar study design and assessed the same target. We note that the Company has revised the disclosure on pages 2 and 93 to clarify the nature of the comparisons.

16.

Staff’s comment: The graphic provided on the bottom of page 95 contains text that is illegible. Please revise this figure accordingly. In addition, the graphic contains abbreviations such as “HMWK” that are not defined. Please define abbreviations in all graphics here and elsewhere. Additionally, all graphics throughout the prospectus should be accompanied by narrative disclosure that clearly explains the context for the graphic.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amendment. The Company has also defined abbreviations in all graphics in the prospectus that are not otherwise defined.

Bradykinin Challenge Study, page 98

17.

Staff’s comment: We note your comparison of the results of PHA121 observed in your Bradykinin Challenge Study to published reports of clinical trial data for icatibant as well as your related predictions on page 2. As these comparisons are not based on head-to-head studies, please tell us why you believe it is appropriate to include them. Address in your response whether you expect to be able to rely on such comparisons to support an application for marketing approval.

Response: The Company respectfully advises the Staff that the comparisons are appropriate because the comparisons are based on BK-challenge data from both PHA121 and icatibant

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

clinical trials that followed a similar study design and assessed the same target. In icatibant’s past development, the outcomes of the BK challenge study have been demonstrated to correlate well with the efficacy assessment of icatibant in the treatment of acute HAE attacks. We note that the Company has revised the disclosure on pages 2 and 93 to clarify the nature of the comparisons. In addition, the Company respectfully advises the Staff that it expects to include data from these comparisons in its applications for regulatory approval, but that a head-to-head trial is not required for regulatory approval, nor is one anticipated to be conducted. Rather, this data has been used to establish proof of concept for PHA121 and guide the dose-selection for future PHA121 HAE trials, which would establish the efficacy and safety profile for PHA121 as an effective and convenient oral therapy.

PHA121-C002 (SAD extension), page 100

18.

Staff’s comment: We note your disclosure regarding the occurrence of treatment-related adverse events related to PHA121. Please expand your disclosure to provide the number of patients who experienced each such treatment-related adverse event.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amendment.

Intellectual Property, page 104

19.

Staff’s comment: Please expand your disclosure to clarify the patent term for your sole granted U.S. patent for PHA121. In addition, please identify the material jurisdictions that are included in your “27 pending non-U.S. applications.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amendment.

Corporate Structure, page 127

20.

Staff’s comment: In order to provide appropriate context for your disclosure, please revise to include an organizational chart that identifies the significant subsidiaries of the Company. Refer to Item 4(a) of Form F-l and Item 4.C of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

Employees, page 127

21.	Staff’s comment: Please provide a breakdown of each main category of activity and geographic location for each of your employees. Refer to Item 4(a) of Form F-l and Item 6.D of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amendment.

Related Party Transactions, page 140

22.	Staff’s comment: We note your disclosure that you issued shares of Series C preferred stock in November 2020. Please identify the related parties and describe the related party interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amendment.

Financial Statements

Note 21, Events After the Reporting Period, page F-26

23.

Staff’s comment: We see from your disclosure herein that you granted 600,000 share options on January 1, 2020. Please reconcile this disclosure with that on page II-2 that indicates that 600,000 share options were granted on December 13, 2019.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of the Amendment.

General

24.	Staff’s comment: At first use, please define abbreviations. For example only, we note that “DDI,” “SAD and “GLP” on page 97 and “DBP” on page 99 are not defined at first use.

Response: In response to the Staff’s comment, the Company has defined all abbreviations at first use.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 18, 2020

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

Sophia Hudson, P.C.

VIA E-MAIL

cc: Berndt Modig

 Morgan Conn, Ph.D.

 Anna Nijdam, MSc RA

 Pharvaris B.V.

 Jennifer Lee, Esq.

 Kirkland & Ellis LLP

 Frank F. Rahmani, Esq.

 Samir A. Gandhi, Esq.

 Sidley Austin LLP

 Paul van der Bijl

 NautaDutilh N.V.